UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 19)*

THE DIXIE GROUP, INC.
(Name of Issuer)

Common Stock, Par Value $3.00 Per Share (Title of Class of Securities)

255579-10-4
(CUSIP Number)

John F. Henry,Jr. Miller & Martin
LLP
1000 Volunteer Building, 832 Georgia Avenue
Chattanooga, TN 37402
423-756-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**See Explanatory Note that precedes Item 1.

SCHEDULE 13D

CUSIP NO. 255579-10-4		Page 2 of 11 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel K. Frierson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) [PF, 00]
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,121,520(1)
	8	SHARED VOTING POWER 59,427(1)
	9	SOLE DISPOSITIVE POWER 658,799(1)
	10	SHARED DISPOSITIVE POWER 522,148(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,180,947 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14		TYPE OF REPORTING PERSON IN

(1) See Item 5 below, and see also, Exhibit A and Exhibit 99.1

SCHEDULE 13D

CUSIP NO. 255579-10-4		Page 3 of 11 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel K. Frierson, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) [PF, 00]
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,839(1)
	8	SHARED VOTING POWER 294,080(1)
	9	SOLE DISPOSITIVE POWER 41,839(1)
	10	SHARED DISPOSITIVE POWER 294,080(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,919
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14		TYPE OF REPORTING PERSON IN

(1)    See Item 5, below and see Exhibit A and Exhibit 99.1. Includes 294,080 shares of Class B Common Stock (109,835 vested and 184,245 unvested) held subject to the Shareholders Agreement (Exhibit 99.1), and 41,839 shares of Common Stock held outright (5,155 vested, 9,383 unvested, 2,301 401(k) and 25,000 exercisable options) that are not subject to the Shareholders Agreement. For purposes of Daniel Kennedy Frierson Jr.'s report, he may be deemed to share voting and dispositive power with respect to all shares of Class B Common Stock held subject to the Shareholders Agreement; he may be deemed to have sole voting and dispositive power with respect to all shares of common stock held by him that are not subject to the Shareholders' Agreement.

SCHEDULE 13D

CUSIP NO. 255579-10-4		Page 4 of 11 Pages
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joan H. Frierson, Individually and in her capacity as trustee for Kruesi F. Barker; Crocker F. Barker; Alice Kennedy Brown; Frierson L. Brown; Bennett P. Brown; Madeleine C. Frierson; and Parker E. Frierson

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) [PF, 00]
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,953(1)
	8	SHARED VOTING POWER 143,099(1)
	9	SOLE DISPOSITIVE POWER 9,953(1)
	10	SHARED DISPOSITIVE POWER 143,099(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,052
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14		TYPE OF REPORTING PERSON IN/00

(1)     See Item 5 below, and see also, Exhibit A and Exhibit 99.1. Includes 58,173 shares (9,953 Common and 48,220 Class B Common held as trustee for certain grandchildren) and 94,879 shares of Class B Common Stock held outright. No shares of Common are subject to the Shareholders Agreement.

SCHEDULE 13D

CUSIP NO. 255579-10-4		Page 5 of 11 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emily F. Brown
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) [PF, 00]
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,635(1)
	8	SHARED VOTING POWER 25,542(1)
	9	SOLE DISPOSITIVE POWER 7,635(1)
	10	SHARED DISPOSITIVE POWER 25,542(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,177
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .2%
14		TYPE OF REPORTING PERSON IN

(1)     See Item 5, below, and see Exhibit A and Exhibit 99.1. Includes 33,177 shares (7,635 shares of Common Stock and 25,542 shares of Class B Common Stock) held outright. No shares of Common Stock are subject to the Shareholder’s Agreement.

EXPLANATORY NOTE:

This Amendment No. 19 to the Schedule 13D/A filed by Daniel K. Frierson with respect to holdings and transactions in the Common Stock, par value $3.00 per share (the “Common Stock”) and the Class B Common Stock par value $3.00 per share (the “Class B Common Stock”), of The Dixie Group, Inc., a Tennessee corporation (the “Issuer”), amends and supplements Amendment No. 18 to such Schedule 13D/A, filed by Daniel K. Frierson with the Securities and Exchange Commission on November 30, 2018, and is being filed to update the reported beneficial ownership of Mr. Frierson and the reporting persons as of the date hereof.

Item 1.    Security and Issuer.

No Change.

Item 2.    Identity and Background.

No Change.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable for purposes of this Amendment No. 19.

Item 4.    Purpose of Transaction.

On July 11, 2016 the reporting persons amended and restated the Shareholder’s Agreement set forth as Exhibit 99.1 to this report (the Agreement) to delete Rowena F. Barker as a party thereto. The reporting persons may be deemed to be a group for purposes of Section 13(d) of the Act and for purposes of reporting holdings of the Common Stock of The Dixie Group, Inc. pursuant to Section 13(d). The Agreement described in Exhibit A and set forth as Exhibit 99.1 was entered into for the purpose of granting to Daniel K. Frierson the right to vote shares of Class B Common Stock held subject to the Agreement for the term thereof or until such shares of Class B Common Stock are converted to shares of Common Stock (and are no longer subject to the Agreement). As of the date hereof, the reporting persons have no plans or proposals which relate to or would result in any of the matters enumerated in the instructions to Item 4 of the Schedule 13D, or any action similar thereto.

Item 5.    Interest in Securities of the Issuer.

The information set forth under Item 5(a) is hereby amended and restated in its entirety as follows:

As of the date hereof, Mr. Frierson may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 1,180,947 shares of Common Stock1 constituting approximately 7.4% of the 14,798,617 shares of Common Stock deemed to be outstanding as of March 12, 2021. 1,2,3

1 Represents all shares of Common Stock and Class B Common Stock (convertible into shares of Common Stock on a share for share basis) held by the reporting persons and includes: (i) 36,963 shares of restricted stock which have not vested, issued as shares of Common Stock, and as to which Mr. Frierson has sole voting and may be deemed to have sole investment power; (ii) options, held by Mr. Frierson, which are exercisable within 60 days of the date hereof, to purchase 40,000 shares of Common Stock, as to which Mr. Frierson may be deemed to have sole voting and sole investment power; (iii) 3,567 shares of Common Stock held by Mr. Frierson in an Individual Retirement Account, as to which he may be deemed to have sole voting and sole investment power; (iv) 796 shares of Common Stock held by Mr. Frierson in a 401K plan, as to which he may be deemed to have sole voting and sole investment power; (v) 35,219 shares of Common Stock owned outright; (vi) an aggregate of 59,427 shares of Common Stock owned by certain children of Daniel K. Frierson, and his grandchildren (those holding Class B Common Stock subject to the Shareholders Agreement (referred to herein) as to which he may be deemed to share voting and investment power; and (vii) 1,004,975 shares of Class B Common Stock, held as described in Footnote 3 below. All such shares of Class B Common Stock are held subject to a shareholder’s agreement by and among Mr. Frierson, his wife (individually, and as trustee), his son, Daniel Kennedy Frierson, Jr. and a daughter, Emily F. Brown, pursuant to which Mr. Frierson has been granted a proxy to vote such shares until November 6, 2022, so long as they remain shares of Class B Common Stock. Such agreement is described below and attached hereto as Exhibit 99.1. For purposes of this report, Mr. Frierson may be deemed to have sole voting and shared investment power with respect to all shares of Common Stock (not owned outright by him) that would result from the conversion of the Class B Common Stock. Mr. Frierson expressly disclaims beneficial ownership of the shares of Common Stock so held and disclaims beneficial ownership of the shares of Common Stock that would result from the conversion of the shares of Class B Common Stock. For purposes of this report, Mr. Frierson may be deemed to have sole voting power and sole investment power with respect to all shares of Common Stock that would result from the Conversion of the Class B Common Stock that he holds outright and as unvested restricted stock, as well as shares of Class B Common Stock held by him as trustee of the Rowena K. Frierson Charitable Remainder Unitrust.

2 1,069,975 shares of Common Stock are added to the 14,733,617 shares of Common Stock reported as outstanding as of March 12, 2021, to reflect (i) the deemed conversion of the 1,004,975 shares of Class B Common Stock, which are held as described in Footnote 3 below, and (ii) the deemed exercise of options, which are exercisable within 60 days of the date hereof, to purchase 65,000 shares of Common Stock.

3 Of the 1,004,975 shares of Class B Common Stock that may be deemed to be converted to Common Stock, 77,756 of such shares represent restricted stock awards to Mr. Frierson which have been issued as shares of Class B Common Stock, but have not vested. Such shares of Class B Common Stock are convertible, on a share-for-share basis, to shares of Common Stock upon vesting of the underlying award. The remaining 922,155 shares of Class B Common Stock are convertible on a share-for-share basis into shares of Common Stock and are held as follows: (i) 441,951 shares of Class B Common Stock are held directly by Mr. Frierson; (ii) an aggregate of 367,842 shares of Class B Common Stock are held by certain of his children, (including Daniel Kennedy Frierson, Jr., his son, and a daughter, Emily F. Brown) and his grandchildren; (iii) 94,879 shares of Class B Common Stock are held by his wife; (iv) 5,486 shares of Class B Common Stock held by him as trustee; and (v) 17,061 shares of Class B Common Stock held in an IRA. For purposes of this report, unvested restricted stock awards issued as shares of Class B Common Stock may be deemed to be immediately convertible on a share-for-share basis into shares of Common Stock.

The information set forth under Item 5(b) is hereby amended and restated in its entirety as follows:

Mr. Frierson may be deemed to have the sole power to vote 1,121,520 of the shares of Common Stock for which beneficial ownership is reported. 4
Mr. Frierson may be deemed to have the sole power to dispose of 658,799 shares of Common Stock. 5

************
Mr. Frierson may be deemed to share the power to vote with respect to 59,427 shares of Common Stock, held by his son, Daniel Kennedy Frierson, Jr., and a daughter, Emily F. Brown, and certain of his grandchildren. He expressly disclaims beneficial ownership of such shares.

Mr. Frierson may be deemed to share the power of disposition with respect to 522,148 shares of Common Stock for which beneficial ownership is reported, including (i) 59,427 shares of Common Stock held by certain of his children, and grandchildren; and (ii) the deemed conversion of 367,842 shares of Class B Common Stock, held by certain of his children, and grandchildren, which are convertible on a share-for-share basis into shares of Common Stock, as noted herein, and 94,879 shares of Class B Common Stock, held by his wife.

The 59,427 shares of Common Stock as to which Mr. Frierson may be deemed to share voting and investment power are held by certain of his children (Daniel Kennedy Frierson, Jr. and Emily F. Brown) and grandchildren. Their address for purposes of this filing is 475 Reed Road, P.O. Box 2007, Dalton, GA 30722-2007.

None of the aforementioned individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All of the aforementioned individuals are citizens of the United States of America.

Item 6.    Material to Be Filed as Exhibits.

Exhibit A - description of Shareholders Agreement Exhibit B - Joint Filing Agreement
    Exhibit 99.1 - Shareholders’ Agreement, dated November 6, 2015, as amended, July 11, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2021

/s/ DANIEL K. FRIERSON
Daniel K. Frierson
4 Consists of (i) 1.004,975 shares of Class B Common Stock that may be deemed to be converted to Common Stock; and (ii) 116,545 shares of Common Stock held as described in Note 1.

5 Consists of (i) 36,963 shares of restricted stock awards to Mr. Frierson which have not vested, issued as shares of Common Stock; (ii) options, which are exercisable within 60 days of the date hereof to purchase 40,000 shares of Common Stock; (iii) 3,567 shares of Common Stock held by Mr. Frierson in an Individual Retirement account; (iv) 796 shares of Common Stock held in a 401K plan; (v) 35,219 shares of Common Stock held outright; (vi) 441,951 shares of Class B Common Stock held directly by Mr. Frierson and convertible on a share-for-share basis into Common Stock; (vii) 5,486 shares of Class B Common Stock held by him as trustee and convertible into Common Stock on a share-for-share basis; (viii) 17,061 shares of Class B Common Stock held in an IRA; and (ix) 77,756 shares of restricted stock which have not vested.